J.P. Morgan Healthcare Conference January 2020 Ugur Sahin, MD CEO and Co-Founder Exhibit 99.1

This slide presentation includes forward-looking statements Forward-Looking Statements Various statements in this slide presentation concerning the future expectations of BioNTech, its plans and prospects, including the Company’s views with respect to the potential for mRNA therapeutics, its expectations with respect to the timing and results of clinical trials and release of clinical data (both in respect of its proprietary product candidates and of product candidates of its collaborators), the development of commercial capabilities and the transition of BioNTech to a fully integrated biopharmaceutical company, its expectations with respect to interactions with regulatory authorities such as FDA and EMA, including the potential approval of BioNTech’s or its collaborators’ current or future drug candidates, and expected royalty and milestone payments in connection with BioNTech’s collaborations, constitute forward-looking statements. Words such as "expects," "plans," "potential," "target," "continue" and variations of these words or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are based on the current beliefs and assumptions of the management team of BioNTech and on the information currently available to the management team of BioNTech, and are subject to change. The Company will not necessarily inform you of such changes. These forward looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause the Company’s actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including the initiation, timing, progress, results and cost of the Company's research and development programs and its current and future preclinical studies and clinical trials; the timing of and the Company's ability to obtain and maintain regulatory approval for its product candidates; the Company's ability to identify research opportunities and discover and develop investigational medicines; the Company's expectations regarding the size of the patient populations for its product candidates, if approved for commercial use; the Company's estimates of its expenses, ongoing losses, future revenue and capital requirements and its needs for or ability to obtain additional financing; the Company's ability to identify, recruit and retain key personnel; the Company's and its collaborators' ability to protect and enforce its intellectual property protection for its proprietary and collaborative product candidates, and the scope of such protection; the development of and projections relating to the Company's competitors or its industry; the Company's ability to commercialize its product candidates, if approved; the rate and degree of market acceptance of the Company's investigational medicines; the Company's ability to manage its development and expansion; regulatory developments in the United States and foreign countries; the Company's ability to manufacture its product candidates with advantages in turnaround times or manufacturing cost; and the Company's ability to implement, maintain and improve effective internal controls. The preceding list is not intended to be an exhaustive list of all of the Company's forward-looking statements. Any forward-looking statements represent the Company's views only as of today and should not be relied upon as representing its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. The mRNA vaccines and other product candidates discussed in this slide presentation are investigational products being developed by BioNTech and its collaborators and are not currently approved by the FDA, EMA or any other regulatory authority.

Agenda Who we are and what we do Our platforms and programs Outlook for 2020 and beyond +

Building a 21st century individualized immunotherapy company Executive summary Large addressable market opportunity in solid tumors More than USD 90bn solid tumor market3 addressed Commercialization or co-commercialization rights retained in key geographies World-leading collaborators 7 pharmaceutical collaborators and multiple leading academic institutions 50:50 cost and profit share agreements with leaders in oncology1 Broad & diversified pipeline 10 product candidates in the clinic First registrational trial expected to start in 20202 Next generation immunotherapies for cancer and other diseases Technology agnostic approach Exploiting novel targets and mechanisms Vertical Integration with in house manufacturing Up to 7 clinical data updates expected in the next 18 months 1with Genentech and Genmab; 2BNT111; 3Source: Global Data Total WW Market, top 10 available products 2018-2024 + other

Our Vision: We aspire to individualize cancer medicine Overview mRNA Therapeutics Engineered Cell Therapies Antibodies Small Molecule Immunomodulators Off-the-shelf drugs Interindividual variability Tailored-on-demand immunotherapies Clinical samples Sample profiling bioinformatics big data, deep data AI platforms Drug classes In-house diagnostics & bio-informatics Multi-drug platform approach Off-the-shelf drugs and individualized therapies In-house manufacturing with on-demand production capabilities A patient centric approach

We collaborate with global leaders in our industry Strategic collaborations Oncology Collaborations with at least one program in the clinic 50:50 Cost and Profit share (2016) 50:50 Cost and Profit share (2015) Cost and Profit share (2015) Other Oncology, Infectious Diseases and Rare Diseases Collaborations Co-development Co-commercialization (2018) Licensing Agreement (2018) Strategic R&D Alliance (2018) R&D Agreement (2019) Licensing Agreement (2015) UPenn

Our multi-platform approach

Our IO strategy exploits complementary therapeutic platforms



mRNA Cancer Vaccines
FixVac, iNeST
In the clinic
Next Generation Immunomodulators
Bispecific Antibodies (CPI + co-stimulation)
Targeting Cancer + Immunomodulation
Engineered Cell Therapies
CAR-T, TCRs
2020
Antibody Targeting
Targeted Antibodies
RiboMabs
2020
Small Molecule Immunomodulators
TLR agonist
Engineered Cytokines
Intra-tumoral cytokines
RiboCytokines

We expect to have all core platforms in the clinic by the end of 2020

7

BIONTECH

Solid tumor market segmentation

A technology agnostic approach increases our addressable market

Cancer segment	Patient Population	Challenge	Our Therapeutic Strategy
High mutational burden/ adjuvant stage cancers	Significant portion of cancer patients	Poor risk-benefit profile of checkpoint inhibitors	• ***mRNA Neoantigen Immunotherapy*** *(iNeST)*
Low mutational burden cancers	>60% of cancers	Poor response to checkpoint inhibitors	• ***Shared Antigens*** *(FixVac, CAR-T cells, Antibodies)*
"Immune desert" cancers	>40% of high-mutational cancers	Poor infiltration and activation of T-cells in TME[1]	• ***mRNA Immunotherapy*** • ***Immunostimulatory Compounds*** *(intratumoral, RiboCytokines)*
Cancers with MHC / B2M loss	20-30% of CPI-experienced advanced cancers	Failure of immune system to recognize tumor cells	• ***Antibodies*** • ***CAR-Ts***
Refractory tumors	Patients with large tumors and multiple resistance mechanisms	Few treatment options	• ***Engineered Cell Therapies*** • ***Combination Therapies***

Portfolio approach based on molecular classification and segmentation of cancer types

8

[1]Tumor microenvironment

BIONTECH

One of the broadest mRNA toolkits in the industry Local Intratumoral Systemic Tissue specific Adjustable activity in vivo from minutes up to weeks Various delivery routes Liposomes / LPX LNPs Polyplexes Broad formulation spectrum Multiple mRNA formats uRNA modRNA saRNA taRNA 5’ Cap 5’ UTR ORF 3’ UTR Poly(A) tail mRNA platform

Our pipeline

Additional late stage trial starts planned for FixVac and iNeST in 2020

Drug Class	Platform	Product Candidate	Indication (Targets)	Preclinical	Phase 1	Phase 2	Rights Collaborator	Milestones	
Oncology									
mRNA	**FixVac** (fixed combination of shared non-mutated cancer antigens)	BNT111	advanced melanoma (adjuvant & metastatic)				fully-owned	report phase 1 data and phase 2 start 1H 2020; **phase 3 start 2H 2020**	
mRNA	**FixVac**	BNT112	prostate cancer				fully-owned	first patient enrolled in phase 1/2 in Dec 2019 (plan: 2H 2019)	new
mRNA	**FixVac**	BNT113	HPV16+ head and neck cancer[1]				fully-owned	phase 2 start 2H 2020	
mRNA	**FixVac**	BNT114	triple negative breast cancer				fully-owned	data update 1H 2020	
mRNA	**FixVac**	BNT115	ovarian cancer[1]				fully-owned	first patient dosed in Dec 2019	new
mRNA	**FixVac**	BNT116	NSCLC				fully-owned	-	new
mRNA	**iNeST** (patient specific cancer mutated antigen therapy)	RO7198457 (BNT122)	1L melanoma with CPI[2]				Genentech (global 50:50 profit/loss)	top line data 2H 2020[3]	
mRNA	**iNeST**	RO7198457 (BNT122)	multiple solid tumors				Genentech (global 50:50 profit/loss)	data update 2020	
mRNA	**Intratumoral Immunotherapy**	SAR441000 (BNT131)	solid tumors *(IL-12sc, IL-15sushi, GM-CSF, IFNα)*				Sanofi (global profit/ loss share)	data update 2H 2020[4]	

[1]BNT113 and BNT115 are currently being studied in an investigator-initiated phase 1 trials; [2]Checkpoint Inhibitor; [3]We expect this topline data update to include an update on the ongoing study, including patient enrollment numbers, with full efficacy and safety data for an interim update expected in the second half of 2021; [4]As the trial is sponsored and conducted by Sanofi, the timing of data updates is not under our control, and is subject to change by Sanofi.

10

Our oncology pipeline

We plan to start first-in-human trials for RiboMabs & RiboCytokines in 2020

Drug Class	Platform	Product Candidate	Indication (Targets)	Preclinical	Phase 1	Phase 2	Rights Collaborator	Milestones
Oncology								
mRNA	**RiboMabs** (mRNA-encoded antibodies)	BNT141	multiple solid tumors				fully-owned	**phase 1 start 2H 2020**
mRNA	**RiboMabs** (mRNA-encoded antibodies)	BNT142	multiple solid tumors *(CD3+CLDN6)*				fully-owned	phase 1 start 2H 2020 or 1H 2021
mRNA	**RiboCytokines** (mRNA-encoded Cytokines)	BNT151	multiple solid tumors *(optimized IL-2)*				fully-owned	**phase 1 start 1H 2020**
mRNA	**RiboCytokines** (mRNA-encoded Cytokines)	BNT152+ BNT153	multiple solid tumors *(IL-7, IL-2)*				fully-owned	phase 1 start 2H 2020 or 1H 2021

11

BIONTECH

Our oncology pipeline

We now have 3 antibodies in clinical testing

Drug Class	Platform	Product Candidate	Indication (Targets)	Preclinical	Phase 1	Phase 2	Rights Collaborator	Milestones
Oncology								
Engineered Cell Therapies	CAR-T Cells	BNT211	multiple solid tumors *(CLDN6)*				fully-owned	phase 1/2 start 1H 2020
		BNT212	pancreatic, other cancers *(CLDN18.2)*				fully-owned	-
	TCRs	Undisclosed	undisclosed				Eli Lilly (exclusive license)	-
		To be selected	all tumors				fully-owned	-
Antibodies	Next-Gen CP[5] Immunomodulators	GEN1046 (BNT311)	multiple solid tumors *(PD-L1×4-1BB)*				Genmab (global 50:50 profit/loss)	data update 1H 2021
		GEN1042 (BNT312)	multiple solid tumors *(CD40×4-1BB)*					-
	Targeted Cancer Antibodies	BNT321 (MVT-5873)	pancreatic cancer *(sLe^{a})*				fully-owned	patient enrolled to resume phase 1 in Dec 2019 new
SMIM[6]	Toll-Like Receptor Binding	BNT411	solid tumors *(TLR7)*				fully-owned	phase 1 start 1H 2020

[5]Checkpoint; [6]Small Molecule Immunomodulators

12

BIONTECH

2019 Highlights Year in review Pipeline Initiated clinical trials for 6 Investigational Medicinal Products (IMPs) across various cancer indications Started first randomized Phase 2 trial for iNeST Dosed more than 440 patients across all BNTX programs1 as of end 2019 Corporate Raised $225m in Series B financing and $149m in Nasdaq IPO Signed two additional agreements with Bill & Melinda Gates Foundation and Regeneron Purchased site for building new iNeST manufacturing facility and initiated planning and design work Management Team Agreed on new Management Board Member and Chief Strategy Officer (appointment of Ryan Richardson on Jan 12, 2020) 1 BNTX programs: all BioNTech trials including trials sponsored by collaborators

Agenda Who we are and what we do Our key platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook for 2020 and beyond

mRNA drug class | vaccine platforms

Our mRNA vaccine platforms: FixVac and iNeST

FixVac



- **Off-the-shelf mRNA immunotherapy**
- **Targeting a fixed combination of shared antigens**
  - Non-mutated antigens shared among patients with a specific cancer type
  - Applicable for almost all types of tumor antigens

iNeST


1
2
3
4
5
NORMAL
GGGAAACTTTTTCC
TUMOR
GGGAAACGTTTTCC
Individual patient samples (blood and tissue)
Mapping of mutations
Neoantigen prediction
On-demand tailored RNA manufacturing
Individualized immunotherapy

- **Fully individualized mRNA immunotherapy**
- **Targeting 20 neo-antigens unique to each patient**
  - Vast majority of neo-antigens are unique to individual patients
  - Applicable across solid tumor types

- **Proprietary RNA-LPX formulation for systemic dendritic cell targeting**
- **Strong immunogenicity observed *in vivo* via TLR7-driven adjuvant effect**
- **Potent induction of strong *ex vivo* CD4+ and CD8+ T cell responses**

Kranz et al., Nature 2016

15

mRNA drug class | vaccine platforms

Our RNA-LPX vaccine approach

Strong vaccine-induced *ex vivo* CD8+ T cell responses[1] across different cancer types


10.1%
2.1%
5.0%
10.3%

NY-ESO-1	**MAGE-A3**	**HPV16-E7**	**Mutant Neoantigen**
Melanoma	Melanoma	Head Neck Cancer	TNBC
BNT111, Lipo-MERIT trial	BNT111, Lipo-MERIT trial	BNT113, HARE40 trial	BNT114, TNBC MERIT trial
FixVac	FixVac	FixVac	iNeST

[1]T cell responses analyzed by *ex vivo* multimer staining analysis in blood

16

BIONTECH

mRNA drug class | FixVac platform | BNT111 (FixVac advanced melanoma)

FixVac: BNT111 interim clinical activity data (dose range 14µg -100µg)

Summary

- Advanced melanoma patients (Stage IIIB,C, Stage IV)
- Out of **74 patients** with follow-up imaging **42 patients** were eligible for exploratory analysis of objective responses as of July 29, 2019
- **25 patients** with pretreated and **CPI[1]-experienced metastatic melanoma** who received BNT111 monotherapy
  - 3 patients with partial response (PR)
  - 1 with metabolic complete remission[2]
  - 7 patients with stable disease (SD)
  - 14 progressive disease (PD)
- **17 patients** with **CPI-experienced metastatic** melanoma who received BNT111 in combination with CPI
  - 6 patients with partial response (PR)
  - 2 patients with stable disease (SD)
  - 9 patients with progressive disease (PD)
- Adjuvant cohort of 32 patients still in study


5´ UTR
P2, P16
3´ UTR
5´
NY-ESO-1
AAAA
Cap analogue
SP
Linker
MITD
Poly(A) tail
5´
Tyrosinase (1-477)
AAAA
5´
MAGE-A3
AAAA
5´
TPTE
AAAA

Shared Antigens Targeted
NY-ESO-1 / MAGE-A3 / Tyrosinase / TPTE

[1]CPI = Checkpoint Inhibitor, [2]based on ^{18}F-FDG-PET/CT analysis

17

mRNA drug class | FixVac platform | BNT112 (FixVac prostate cancer)

BNT112: FixVac Prostate Cancer


Antigen 1
PSA
PAP
Antigen 4
Antigen 5
Prostate cancer specimens (n= 96)


Antigen 1
PSA
PAP
Antigen 4
Antigen 5
adrenal gland
blood vessel
bone marrow
brain
cartilage
colon
dorsal root ganglion
esophagus
eye
gall bladder
gastric
heart
kidney
large intestine
larynx
liver
lung
lymph node
nasal turbinate
nerve
omentum
oral cavity
oropharynx
pancreas
pancreatic islets
PBMC
pituitary gland
rectum
salivary gland
skeletal muscle
skin
small intestine
spinal cord
spleen
stomach
synovial membrane
thymus
thyroid
tongue
tonsil
trachea
umbilical cort
ureter
urinary bladder
fetal
breast
epididymis
fallopian tube
ovary
placenta
prostate
testis
uterus
Expression values (a.u.)
N/A
0 – 5.000
5.000 - 10.000
50.000 - 100.000
100.000 - 200.000
500.000 - 1.000000

Ph1/2: first patient enrolled in December 2019

- Multipronged vaccine: Targeted antigens of BNT112 are 5 prostate cancer specific antigens (PAP, PSA and 3 undisclosed antigens)
- RNA-LPX vaccine format validated by our FixVac Melanoma program

18

mRNA drug class | FixVac platform

FixVac: an expanding pipeline of clinical stage programs

FixVac Pipeline

Product candidate	Preclinical	Phase 1	Phase 2	
BNT111	Advanced melanoma			*Ph. 3 start H2 2020*
BNT113	HPV positive head & neck cancer (IIT)			*Ph. 2 start 2H 2020*
BNT114	Triple negative breast cancer			
BNT112	Prostate cancer			
BNT115	Ovarian cancer (IIT)			
BNT116	NSCLC			

5 programs in human trials

19

mRNA drug class | iNeST platform | clinical trials

Conclusions from iNeST clinical trials

Long-term follow-up of completed trial with BNT121 (Intra-nodal administration, RNA):

- Long-term relapse free disease activity with BNT121 iNeST in adjuvant melanoma

Preliminary observations in ongoing trials with BNT122 (RO7198457) (IV administration, RNA-LPX):

- iNeST can be manufactured for individual patients with clinically relevant turn-around times across a range of tumor types
- iNeST +/- atezolizumab (Tecentriq) has a manageable safety profile
- Strong iNeST immunogenicity across a range of tumor types

Clinical efficacy evaluation in randomized phase 2 trials initiated

20

BIONTECH

mRNA drug class | iNeST platform | clinical trials

Update for BNT121 (as of October 2019)

Melanoma Stage IIIb, IIIc, and IV, 13 patients, intranodal delivery against 10 neoantigens

Metastatic relapse analyses


Time relative to neo-epitope RNA vaccination (month)
-24 -18 -12 -6 +6 +12 +18 +24 +30 +36 +42 +48 +54 +60
Stage Patient
IV P01
IV P02*
IV P03*
IV P04*
IIIb P05
IIIc P06
IV P07*
IIIc P09
IIIb P10
IIIb P11
IV P12
IV P17*
IIIc P19
Metastasis (resected)
Metastasis
Neo-epitope RNA vaccination
† Death
L Lost to follow-up
⊢ Initial diagnosis
V Vemurafenib
α Interferon α
R Radiotherapy
P Pembrolizumab
I Ipilimumab
D Dabrafenib
* Measurable lesion at start of RNA vaccination

9 of 13 patients without documented PFS Events


Progression free survival (%)
100
75
50
25
0
0
20
40
60
Time to progression (month)

Stable progression free survival in adjuvant melanoma

21

Sahin et al., Nature 2017

BIONTECH

Solid tumor market

A technology agnostic approach increases our addressable market

Cancer segment	Patient Population	Challenge	Our Therapeutic Strategy
High mutational burden/ adjuvant stage cancers	Significant portion of cancer patients	Poor risk-benefit profile of checkpoint inhibitors	• ***mRNA Neoantigen Immunotherapy*** *(iNeST)*
Low mutational burden cancers	>60% of cancers	Poor response to checkpoint inhibitors	• ***Shared Antigens*** *(FixVac, CAR-T cells, Antibodies)*
"Immune desert" cancers	>40% of high-mutational cancers	Poor infiltration and activation of T-cells in TME	• ***mRNA Immunotherapy*** • ***Immunostimulatory Compounds*** *(intratumoral, RiboCytokines)*
Cancers with MHC / B2M loss	20-30% of CPI-experienced advanced cancers	Failure of immune system to recognize tumor cells	• ***Antibodies*** • ***CAR-Ts***
Refractory tumors	Patients with large tumors and multiple resistance mechanisms	Few treatment options	• ***Engineered Cell Therapies*** • ***Combination Therapies***

Portfolio approach based on molecular classification and segmentation of cancer types

22

BIONTECH

mRNA drug class | iNeST platform | clinical trials

Individualized Neoantigen Specific Immunotherapy (iNeST)


1
2
3
4
5
NORMAL
GGGAAACTTTTTCC
TUMOR
GGGAAACGTTTTCC

1. Individual patient samples (blood and tissue)
2. Mapping of mutations
3. Neoantigen prediction
4. On-demand tailored RNA manufacturing
5. Individualized immunotherapy

Turnaround time reduced from three months to six weeks

Overview

- Targeting multiple neoantigens
- Intended to be a universal approach applicable for the majority of cancers
- 50:50 profit/loss share with Genentech

	Indication	Preclinical / Phase 1 / Phase 2	Status
BNT121 (i.n.)	Metastatic melanoma (N=13)	Phase 1	*Up to 41 mon follow-up data*
BNT122 (IV)	Multiple solid tumors	Phase 1	*Data update 2020*
	First-line advanced melanoma in combination with pembrolizumab (Keytruda)	Phase 2	*Top line data 2H 2020*
	First-line adjuvant solid cancer in combination with atezolizumab (Tecentriq)	Phase 2	*New planned trial expected to start in 2020*
	First-line adjuvant solid cancer	Phase 2	

Currently being evaluated in ≥ 8 solid tumor indications

23

BIONTECH

Digitization and automation for neo-antigen vaccine manufacturing Paperless documentation Semiautomatic manufacturing 2 mRNA GMP production facilities: Idar-Oberstein (GMP since 2011) and Mainz (GMP since 2018) Construction and GMP licensure of new Mainz facility for iNeST expected in 2022/2023 Partnered with Siemens to develop automated production processes mRNA drug class | iNeST platform | clinical trials

Agenda Who we are and what we do Our platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook for 2020 and beyond

Antibodies drug class | bispecific antibodies

Next-Gen checkpoint immunomodulators

Two bispecific antibodies partnered with Genmab

- Potential “first-in-class” bispecific antibodies
- Conditional activation of immuno-stimulatory checkpoint activity
- 50:50 profit/loss share
- Both programs are now in the clinic


PD-L1
4-1BB
L234F
L235E
D265A
Fc-silencing mutations
matched CH3 mutations
K409R
F405L
CD-40
4-1BB
L234F
L235E
D265A
Fc-silencing mutations
matched CH3 mutations
K409R
F405L

Product Candidate	Preclinical	Phase 1	Phase 2
BNT311 (GEN1046)	PD-L1x4-1BB	Ph1/2a	***Data update 1H 2021***
BNT312 (GEN1042)	CD-40x4-1BB	Ph1/2a	

26

BIONTECH

Antibodies drug class | bispecific antibodies | anti-PDL1, anti-4-1BB

Next-Gen checkpoint immunomodulators

Characteristics

- Bi-specific antibody combining constitutive CPI blockade and conditional co-stimulatory activity
- Enhanced proliferation of antigen specific activated T cells in the presence of PD-L1-positive cells

Mode of Action


PDL1 Blockade
T cell activation (fold increase)
Antibody concentration (µg/mL)
PD-L1x4-1BB
Anti-PD-L1
Anti-PD-L1 (parental)
Isotype control
41BB Agonism
T cell activation (fold increase)
Antibody concentration (µg/mL)
PD-L1x4-1BB
PD-L1 x Control
Control x 4-1BB

Preclinical antitumor activity beyond PDL1 blockade


Tumor size (mm³)
1024
512
256
128
64
32
16
8
4
2
0
10
20
30
40
days post tumor implantation
mbs-PD-L1x4-1BB
mbs-PD-L1xctrl
mbs-ctrlx4-1BB
ctrl

1. **Constitutive PD-L1 blockade & Conditional 4-1BB agonism**
2. **Increased tumor infiltrating lymphocyte (TIL) expansion in human tumor tissue cultures *ex vivo***
3. **Induced tumor regression of murine tumors superior to pure PD-L1 blockage associated with an increase in tumor-specific CD8 T-cells**

*SITC 2018, Altintas et al

27

BIONTECH

Solid tumor market

A technology agnostic approach increases our addressable market

Cancer segment	Patient Population	Challenge	Our Therapeutic Strategy
High mutational burden/ adjuvant stage cancers	Significant portion of cancer patients	Poor risk-benefit profile of checkpoint inhibitors	• ***mRNA Neoantigen Immunotherapy*** *(iNeST)*
Low mutational burden cancers	>60% of cancers	Poor response to checkpoint inhibitors	• ***Shared Antigens*** *(FixVac, CAR-T cells, Antibodies)*
"Immune desert" cancers	>40% of high-mutational cancers	Poor infiltration and activation of T-cells in TME	• ***mRNA Immunotherapy*** • ***Immunostimulatory Compounds*** *(intratumoral, RiboCytokines)*
Cancers with MHC / B2M loss	20-30% of CPI-experienced advanced cancers	Failure of immune system to recognize tumor cells	• ***Antibodies*** • ***CAR-Ts***
Refractory tumors	Patients with large tumors and multiple resistance mechanisms	Few treatment options	• ***Engineered Cell Therapies*** • ***Combination Therapies***

Portfolio approach based on molecular classification and segmentation of cancer types

28

BIONTECH

Antibodies drug class | targeted antibodies | anti-CA19.9

BNT321: Cancer antibody targeting Cancer Associated Carbohydrate sLe^a

Characteristics

- Fully human IgG1 mAb with subnanomolar affinity, potent cell killing by ADCC &CDC activity.
- Targets sialyl Lewis A epitope (sLea) epitope present in a range of glyco-proteins collectively known as CA19-9
- CA19-9 is specifically expressed in pancreatic and various other cancers. Shedded CA19-9 is a prognostic marker in these cancers
- CA19-9 is functionally associated with carcinogenesis[1]

Preliminary data

- Six patients evaluated in combination with chemotherapy; four of them met the criteria for partial response and two patients met the criteria for stable disease. BNT321 was generally well tolerated by all six patients
- First patient enrolled to resume the BNT321 trial against pancreatic cancer in December 2019

sLe^a expression in human cancers


A
B
C
D
E
F

A. Pancreatic ductal adenocarcinoma
B. Colon carcinoma
C. Lung adenocarcinoma
D. Urinary bladder, mucinous adenocarcinoma
E. Colon metastatic to ovary
F. Breast carcinoma, lymph node


BNT321
(MVT-5873)
sLea
Phase 1 resumed
in 2H 2019

[1]Engle et al, Science 2019: The glycan CA19-9 promotes pancreatitis and pancreatic cancer in mice

AACR 2016, Abstract CT026, Ragupathi_Maffuid

29

BIONTECH

First-in-human Ph1 trial also supports theranostic potential Lohrmann et al., Clin Cancer Res, 2019 in press PET/CT imaging study with MVT-2163 (PET conjugated Ab version; 89Zr-DFO-HuMab-5B1) Robust accumulation in tumors lesions; tumor uptake increasing over time. Validates the target and the antibody and indicates utility of BNT321 also for detection by radio-imaging and for radiotherapy. Antibodies drug class | targeted antibodies | anti-CA19.9

Agenda Who we are and what we do Our platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook for 2020 and beyond

Complete eradication of advanced tumors demonstrated in an ovarian carcinoma xenograft model BNT211: Next generation CAR-T targeting CLDN6 with CARVac “primer” Engineered Cell Therapies | CAR-T therapies | BNT211 CAR-T cell therapy + RNA Vaccine to amplify CAR-T cell in vivo CLDN6 is not present in healthy tissues CLDN6 is expressed in multiple cancers Ovarian cancer Testicular tumor Lung cancer

BNT211: Next generation CAR-T targeting CLDN6 with CARVac “primer” Engineered Cell Therapies | CAR-T therapies | BNT211 RNA-lipoplex vaccine enhances expansion & persistence of CAR T Applicability shown for CLDN6, CLD18.2, CD19 CAR-T cells 1Reinhard et al, Science 2020: An RNA vaccine drives expansion and efficacy of claudin-CAR-T cells against solid tumors

Solid tumor market

A technology agnostic approach increases our addressable market

Cancer segment	Patient Population	Challenge	Our Therapeutic Strategy
High mutational burden/ adjuvant stage cancers	Significant portion of cancer patients	Poor risk-benefit profile of checkpoint inhibitors	• ***mRNA Neoantigen Immunotherapy*** *(iNeST)*
Low mutational burden cancers	>60% of cancers	Poor response to checkpoint inhibitors	• ***Shared Antigens*** *(FixVac, CAR-T cells, Antibodies)*
"Immune desert" cancers	>40% of high-mutational cancers	Poor infiltration and activation of T-cells in TME	• ***mRNA Immunotherapy*** • ***Immunostimulatory Compounds*** *(intratumoral, RiboCytokines)*
Cancers with MHC / B2M loss	20-30% of CPI-experienced advanced cancers	Failure of immune system to recognize tumor cells	• ***Antibodies*** • ***CAR-Ts***
Refractory tumors	Patients with large tumors and multiple resistance mechanisms	Few treatment options	• ***Engineered Cell Therapies*** • ***Combination Therapies***

Portfolio approach based on molecular classification and segmentation of cancer types

34

BIONTECH

Further development of engineered T cell therapies Engineered Cell Therapy Manufacturing Key Plans Start first-in-human trial for CLDN6 CAR-T in solid tumors Second CAR-T in pipeline for solid tumors: CLDN18.2 CAR-T Develop CARVac with other CAR-T therapies Plan to announce first TCRs for TCR engineered therapies Expansion of certified GMP T cell manufacturing facilities planned to be completed in 2020 Idar-Oberstein: GMP certified Cell Therapy Manufacturing Front view model of final layout with the existing buildings A/B and the new buildings C and D (D behind B). C D B A

Agenda Who we are and what we do Our platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook for 2020 and beyond

Solid tumor market

A technology agnostic approach increases our addressable market

Cancer segment	Patient Population	Challenge	Our Therapeutic Strategy
High mutational burden/ adjuvant stage cancers	Significant portion of cancer patients	Poor risk-benefit profile of checkpoint inhibitors	• ***mRNA Neoantigen Immunotherapy*** *(iNeST)*
Low mutational burden cancers	>60% of cancers	Poor response to checkpoint inhibitors	• ***Shared Antigens*** *(FixVac, CAR-T cells, Antibodies)*
"Immune desert" cancers	>40% of high-mutational cancers	Poor infiltration and activation of T-cells in TME	• ***mRNA Immunotherapy*** • ***Immunostimulatory Compounds*** *(intratumoral, RiboCytokines)*
Cancers with MHC / B2M loss	20-30% of CPI-experienced advanced cancers	Failure of immune system to recognize tumor cells	• ***Antibodies*** • ***CAR-Ts***
Refractory tumors	Patients with large tumors and multiple resistance mechanisms	Few treatment options	• ***Engineered Cell Therapies*** • ***Combination Therapies***

Portfolio approach based on molecular classification and segmentation of cancer types

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BIONTECH

RiboCytokines

RiboCytokines: a novel therapeutic platform

The Concept

- Cytokines encoded by mRNA and produced in the patient
- Improved PK properties to improve tolerability and activity
- Cytokine design to improve immunological properties and tolerability


LNP
Ribocytokine RNA
Pharmacokinetic Profile
Recombinant cytokine
RiboCytokine

Therapeutic Goals

- Overcome resistance mechanisms by therapeutic synergy
- Improve activity of mRNA Vaccines

Worldwide rights; wholly owned

Product Candidate	Preclinical	Phase 1	Phase 2	
BNT151	Optimized IL-2			*Expected to enter the clinic in 1H 2020*
BNT152 / BNT153 combo	IL-7, IL-2			*Expected to enter the clinic in 2H 2020*

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BIONTECH

RiboCytokines

RiboCytokines boost clinical activity of vaccination and PD-L1 blockade



Vaccine + aPD-L1 (5mm²)
Vaccine + aPD-L1 (60mm²)
Percent survival
100
75
50
25
0
0
20
40
60
80
100
120
Days after tumor inoculation

CT26 tumor model, vaccine antigen: gp70



Vaccine + aPD-L1 +
Vaccine + aPD-L1 + Control
CR 2/11
Vaccine + aPD-L1 + IL2
CR 6/11
Vaccine + aPD-L1 + IL7
CR 3/11
Vaccine + aPD-L1 + IL2 + IL7
CR 11/11
Tumor size (mm³)
2048
1024
512
256
128
64
32
16
8
4
2
0
25
50
75
100
Days after tumor inoculation



Vaccine + aPD-L1+
Control
IL2
IL7
IL2 + IL7
Percent survival
100
75
50
25
0
0
25
50
75
100
125
Days after tumor inoculation

CT26 tumor model, tumor size: 60mm²
CR: complete response,
vaccine antigen:gp70

Effect of tumor size on treatment success of vaccination + aPD-L1

RiboCytokines boost the clinical activity of vaccination + aPD-L1 in large tumors

39

Our multi-platform approach

Multiple angles for therapeutic synergy across platforms

Approved PD1/PL1 Inhibitors
+
mRNA Cancer Vaccines

- **FixVac Melanoma (BNT111):** Induces objective responses in CPI-experienced patients
- **iNeST (BNT122):** Currently in Phase 2 in combination with CPI in 1L Melanoma. 2 adjuvant trials planned in 2020

mRNA Cancer Vaccines
+
Engineered Cytokines

- **Ribocytokine IL-2 (BNT151):** Amplification of vaccine induced T cell response in pre-clinical studies

Engineered Cell Therapies
+
mRNA Cancer Vaccines

- **BNT211:** First-of-kind CLDN-6 CAR-T approach utilizing CAR-T Amplifying RNA Vaccine (**CARVac**). Significant amplification of CAR-T cells in preclinical studies (published in SCIENCE, 2020)

Broad therapeutic potential across a range of solid tumors

40

BIONTECH

Agenda Who we are and what we do Our platforms and programs Outlook for 2020 and beyond +

We expect a significant news flow in the upcoming next 18 months Expected news flow Platform Candidate Indication (Target) 1H-2020 2H-2020 20213 20223 FixVac BNT111 Advanced Melanoma BNT112 Prostate Cancer BNT113 HPV16+ H&N Cancer BNT114 Triple Negative Breast Cancer iNeST RO7198457 (BNT122) 1L Melanoma with CPI Multiple ST (basket trial) Intratumoral Immunotherapy SAR441000 (BNT131) Solid tumors (IL-12sc, IL-15sushi, GM-CSF, IFNα) RiboMabs BNT141 Multiple ST BNT142 Multiple ST (CD3+CLDN6) RiboCytokines BNT151 Multiple ST (Optimized IL-2) BNT152/153 Multiple Solid Tumors (IL-7, IL-2) CAR-T Cells BNT211 Multiple ST (CLDN6) Next-Gen CP Immunomodulators BNT311 Multiple ST (PD-L1x4-1BB) BNT312 Multiple ST (CD40x4-1BB) Antibodies BNT321 Pancreatic Cancer (CA19-9) TLR7 Ligand BNT411 Multiple ST (TLR7) Infectious and Rare Diseases Influenza Up to 10 Infectious Disease Indications 5 Rare Disease Indications mRNA Others Phase 2/3 Phase 1/2 Phase 2 Phase 1 Start Phase 1 Start Phase 1 Start Phase 1 Report Phase 1 Phase 1/2 Report Phase 1/2 1We expect this topline data update to include an update on the ongoing study, including patient enrollment numbers, with full efficacy and safety data for an interim update expected in the second half of 2021; 2As the trial is sponsored and conducted by Sanofi, the timing of data updates is not under our control, and is subject to change by Sanofi. 3Our expectations for timing of milestones beyond 2020 are premised on and subject to the achievement of earlier milestones on their expected timelines. Press releases will be issued once first patient has been dosed. Start Phase 2 Start Phase 3 Start Phase 2 Start Phase 1 Report Phase 1/22 Trial progress update1 Data update Phase 1/2 Start Phase 1/2 Expected begin of trial Expected data readout / update Legend Data update Phase 1 Start first study Start first Phase 1 Start first Phase 1 Start Phase 1 Report Phase 1/2 ST: solid tumors

Building a 21st Century Immunotherapy Company Our goals 2020 Outlook 5 trial updates (incl. publishing BNT111 FixVac Melanoma Phase 1/2 data in peer reviewed journal) Initiate Phase 3 registrational trial for BNT111 FixVac Melanoma Initiate 2 additional iNeST trials in adjuvant stage cancers Initiate Phase 1/2 trial using CARVac (BNT211) in CLDN6+ solid tumors (e.g., ovarian, testicular) Initiate Phase 2 trial in HPV16+ H&N cancer Continue to build global clinical development organization (US development team on East Coast) 1 2 3 4 5 6

© Copyright BioNTech SE 2019. All Rights Reserved. Jan 15, 2020 An der Goldgrube 12 55131 Mainz Germany T: +49 6131 9084-0 F: +49 6131 9084-390 M: info@biontech.de